

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 3 2004

SEC FILE NUMBER
8- 53690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Street Advisors, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

535 Madison Avenue
                                (No. and Street)

New York City   NY   10022
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Costanzo   (212) 906-7800
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
                        (Name – *if individual, state last, first, middle name*)

515 Madison Avenue   New York   NY   10022
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __William Powell__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __William Street Advisors, LLC__ , as of __December 31__ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____Managing Director_____
Title

Lorraine Campisi
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILLIAM STREET ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a5
of the SECURITIES EXCHANGE ACT of 1934

DECEMBER 31, 2003

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110   FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

The Member
William Street Advisors, LLC

We have audited the accompanying statement of financial condition of William Street Advisors, LLC as of December 31 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William Street Advisors, LLC as of December 31 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 14, 2004

WILLIAM STREET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	67,478
Prepaid expenses		991
Total Assets	$	68,469

LIABILITIES AND MEMBER'S EQUITY

Liabilities
Accrued expenses payable	$	57,607
Member's Equity		10,862
Total Liabilities and Member's Equity	$	68,469

The accompanying notes are an integral part of these financial statements.

WILLIAM STREET ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Advisory fees	$ 375,000
Other income	15,465
Total Revenues	390,465
Expenses:	
Salaries, member's draw and related expenses	576,514
Overhead paid to affiliate	240,000
Travel and entertainment	60,798
Regulatory expenses	5,190
Other expenses	16,860
Total Expenses	899,362
Net (Loss)	$ (508,897)

The accompanying notes are an integral part of these financial statements.

WILLIAM STREET ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Members' equity, January 1, 2003	$ 175,759
Member's contributions	590,000
Members' withdrawals	(246,000)
Net (loss)	(508,897)
Member's equity, December 31, 2003	$ 10,862

The accompanying notes are an integral part of these financial statements.

WILLIAM STREET ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:

Net (Loss)	$ (508,897)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(91)
Due from affiliate	79,978
Accrued Expenses	52,607
Net Cash (Used) By Operating Activities	(376,403)

Cash Flows From Investing Activities:

Member's contributions	590,000
Member's withdrawals	(246,000)
	344,000
Net increase in cash and cash equivalents	(32,403)
Cash and cash equivalents, beginning of year	99,881
Cash and cash equivalents, end of year	$ 67,478

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization:

William Street Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company was founded in May, 2001 under the laws of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates one office in New York City, NY.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting standards.

Revenue Recognition:

The Company records advisory fees as they are earned based on the services provided.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company files a partnership return for federal, state and city purposes. As a result no income taxes are provided as they are the responsibility of the individual members. The Company is also required to pay New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Reimbursement Agreement:

The Company has entered into a Reimbursement Agreement with another company which provides for the reimbursement of a portion of its use of that company's offices and services as defined in the Reimbursement Agreement. Under the terms of the Reimbursement Agreement, the Company is reimbursing $20,000 per month for overhead and services. The Reimbursement Agreement expires November, 2004.

Note 4 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2003, the Company had net capital of $9,871, which exceeded its requirement by $4,871. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2003 this ratio was 5.84:1.

WILLIAM STREET ADVISORS, LLC
COMPUTATION OF NET CAPITAL
UNDER NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

Member's Equity	$ 10,862
Less:	
Non-allowable assets, as follows:	
Prepaid expenses	991
Net Capital	$ 9,871

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2003

Minimum net capital required	$ 5,000
Minimum dollar net capital requirement based on One-fifteenth of aggregate indebtedness	$ 3,840
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 4,871
Excess net capital at 1000%	$ 4,110

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

Total A.I. liabilities from statement of financial condition	$ 57,607
Ratio of aggregate indebtedness to net capital	5.84

WILLIAM STREET ADVISORS, LLC
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2003

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

There were no reconciling items from the Focus Part II filed for the quarter ended December 31, 2003.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110   FAX (212) 755.6748

The Member
William Street Advisors, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of William Street Advisors, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 14, 2004